UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:	001-36887
333-199019
333-223089-04
333-202168-04

Warner Chilcott Limited

(Exact name of registrant as specified in its charter)

Ocorian Services (Bermuda) Limited

Victoria Place, 5th Floor

31 Victoria Street

Hamilton HM 10, Bermuda

+353 1 897 2025

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of Allergan, Inc.’s 3.375% notes due 2020

Guarantees of Allergan Funding SCS’s Floating Rate notes due 2020

Guarantees of Allergan Funding SCS’s 0.500% notes due 2021

Guarantees of Allergan Finance, LLC’s 3.250% notes due 2022

Guarantees of Allergan Funding SCS’s 3.450% notes due 2022

Guarantees of Allergan, Inc.’s 2.800% notes due 2023

Guarantees of Allergan Funding SCS’s 1.500% notes due 2023

Guarantees of Allergan Funding SCS’s 1.250% notes due 2024

Guarantees of Allergan Funding SCS’s 3.850% notes due 2024

Guarantees of Allergan Funding SCS’s 3.800% notes due 2025

Guarantees of Allergan Funding SCS’s 2.625% notes due 2028

Guarantees of Allergan Funding SCS’s 2.125% notes due 2029

Guarantees of Allergan Funding SCS’s 4.550% notes due 2035

Guarantees of Allergan Finance, LLC’s 4.625% notes due 2042

Guarantees of Allergan Funding SCS’s 4.850% notes due 2044

Guarantees of Allergan Funding SCS’s 4.750% notes due 2045

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Guarantees of Allergan, Inc.’s 3.375% notes due 2020: Zero (0) holders

Guarantees of Allergan Funding SCS’s Floating Rate notes due 2020: Zero (0) holders

Guarantees of Allergan Funding SCS’s 0.500% notes due 2021: Zero (0) holders

Guarantees of Allergan Finance, LLC’s 3.250% notes due 2022: Zero (0) holders

Guarantees of Allergan Funding SCS’s 3.450% notes due 2022: Zero (0) holders

Guarantees of Allergan, Inc.’s 2.800% notes due 2023: Zero (0) holders

Guarantees of Allergan Funding SCS’s 1.500% notes due 2023: Zero (0) holders

Guarantees of Allergan Funding SCS’s 1.250% notes due 2024: Zero (0) holders

Guarantees of Allergan Funding SCS’s 3.850% notes due 2024: Zero (0) holders

Guarantees of Allergan Funding SCS’s 3.800% notes due 2025: Zero (0) holders

Guarantees of Allergan Funding SCS’s 2.625% notes due 2028: Zero (0) holders

Guarantees of Allergan Funding SCS’s 2.125% notes due 2029: Zero (0) holders

Guarantees of Allergan Funding SCS’s 4.550% notes due 2035: Zero (0) holders

Guarantees of Allergan Finance, LLC’s 4.625% notes due 2042: Zero (0) holders

Guarantees of Allergan Funding SCS’s 4.850% notes due 2044: Zero (0) holders

Guarantees of Allergan Funding SCS’s 4.750% notes due 2045: Zero (0) holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Warner Chilcott Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 21, 2020	Warner Chilcott Limited
	By:	/s/ Patricia Haran
	Name:	Patricia Haran
	Title:	Director